Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

1.           On January 22, 2014, the Board of Trustees (“Board”) of VY® T. Rowe Price Equity Income Portfolio approved a change with respect to the Portfolio’s investment objective effective July 14, 2014. The Portfolio’s investment objective was deleted and replaced with the following:

INVESTMENT OBJECTIVE

The Portfolio seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

2.           On January 22, 2014, the Board of VY® T. Rowe Price Equity Income Portfolio approved a change with respect to the Portfolio’s principal investment strategies effective July 14, 2014. The first paragraph of the Portfolio’s principal investment strategies was deleted and replaced with the following:

Under normal market conditions, the Portfolio invests at least 80% of its net assets (plus borrowings for investment purposes) in common stocks, with an emphasis on large-capitalization stocks that have a strong track record of paying dividends or that are believed to be undervalued.